Austin Legal Group
Lawyers 3990 Old Town Ave, Ste. A-112 San Diego, CA 92110 Attorneys Licensed in California, Hawaii, and Arizona Telephone (619) 924-9600 Facsimile (619) 881-0045	Writer’s Email: gaustin@austinlegalgroup.com

July 13, 2016

Ms. Mary Beth Breslin

Securities and Exchange Commission

Re:	Immune Therapeutics, Inc.
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015
Filed May 16, 2016
File No. 000-54933

Ms. Breslin:

This office acts as Special Counsel to Immune Therapeutics, Inc. (the “Company”). Please see below for responses to the Division’s letter dated June 28, 2016 regarding the above captioned matter. All questions have been addressed as detailed herein. The original questions/comments have been provided in italics for your convenience.

You state that the Company filed the 10-K/A to correct a clerical error resulting from its determination that certain impairment charges related to patents should be allocated to the non-controlling interest. We have the following comments:

●	Provide a more detailed discussion of the facts and circumstances involving this error including support for the Company’s determination that the error was “clerical” in nature rather than an error in the application of an accounting principle;

At the end of 2015, Immune Therapeutics, Inc. (the “Company”) performed an analysis of the value of its intellectual property in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, “Intangibles—Goodwill and Other.” In the process, specific intangibles were reviewed related to the use of low-dose Naltrexone (“LDN”) that had been included in the value of Intangible Assets[1] as reported in most recent Form 10-Q, for the period ended September 30, 2015, namely:

1. Bihari Patents and related clinical data

2. Jill Smith/LDN Research License and related clinical data

3. Penn State License and related clinical data

1	These patents, licenses and the related clinical data (which include IND applications, clinical data and all proprietary technical information, know-how, procedures, protocols, methods, prototypes, designs, data and reports) are more fully described under “Intellectual Property” in the Company’s most recent report on Form 10-K/A.

Ms. Breslin

July 13, 2016

After performing the analysis under “Intangibles—Goodwill and Other (Topic 350),” the Company determined that the carrying amount recorded for the acquisition of licenses and patents related to LDN were impaired, and recorded an impairment loss of $5,226,352.

These licenses were all originally acquired and paid for by the Company. In 2014, the Company agreed to transfer certain patents and licenses, including the Jill Smith/LDN Research License, to its then wholly-owned subsidiary, Cytocom, Inc. Cytocom agreed to pay $1,500,000 to the Company for all the patents transferred.

In December, 2014, the Company transferred approximately 113.2 million of shares it held in Cytocom, Inc. to shareholders of the Company, which reduced the Company’s ownership in Cytocom to 55.3%. Shares issued by Cytocom in 2015 reduced the Company’s ownership of Cytocom to 50.2% at December 31, 2015. Accordingly, in reporting its results in the Form 10-K for 2015, the Company applied ASC Topic 810, “Consolidation.”

In its preparation of work-papers to allocate costs between the Company and Cytocom to comply with the reporting requirements of ASC-810, the amount of the impairment loss which was attributable to Cytocom and the Company was determined. After making such determination, the draft of the financial statements was revised to reflect such allocation; however management inadvertently did not provide the updated draft to the service provider that was formatting the Company’s Form 10-K for filing. As a result, the financial statements that were ultimately filed contained the incorrect allocation of the impairment loss between Cytocom and the Company due to the inadvertent inclusion of the incorrect draft of the Company’s financial statements being included in the filing.

●	Clarify, if true, that the subsidiary to which you refer is Cytocom, Inc.;

The subsidiary is Cytocom, Inc.

●	Describe for us how you determined the amount of impairment losses to allocate to the non-controlling interest, including the specific patents to which those losses relate and tell us the authoritative literature used to support your accounting;

As described above, the Company applied ASC Topic 350, “Intangibles—Goodwill and Other” to determine that the value of the Jill Smith/LDN Research License was impaired at December 31, 2015. The book value of the license at December 31, 2014 was $2,937,724. In 2015, the Company amortized a portion of that value by $546,003. An expense was incurred under ASC-350 on December 31, 2015 to impair the remaining balance of $2,391,721.

Ms. Breslin

July 13, 2016

●	Explain to us why this error was not reported in accordance with Item 4.02 of Form 8-K and treated as a restatement of the financial statements for the year ended December 31, 2015;

Item 4.02 of Form 8-K allows for companies to restate financial statements for a material error reflecting the changes necessary to correct the error. After diligent investigation and discussion between the Company and the auditors, it was determined that allocation of the impairment loss was not a material error but a clerical/typographical error in failing to provide the edgarizing service provider with the version containing the proper allocation of the impairment loss between Cytocom and the Company. Further, the Company and the auditors determined that it was not a material clerical/typographical error as the impairment loss itself was correctly calculated and did not change.

Pursuant to ASC Topic 810, Consolidation, the subsequent Form 10-Q that was filed on May 16, 2016, the Company did report the non-controlling interests in Cytocom to reflect the correct allocation of the value of the intellectual property to Cytocom shareholders for all periods to be covered in the Form.

●	Describe your Auditors’ involvement in the correction of the error and explain why they have not provided a revised Report addressing the issue and containing a new signature date.

Upon becoming aware of the error, the Company and its auditors held two conference calls during May 2016 to discuss this error and whether in light of these facts a full restatement was required.

The first of these calls was to discuss the magnitude of the error. It was during the first conference call that it was determined that the error was clerical in nature and that the Form 10-K should be amended to include the correct draft of the financial statements. Based on the fact pattern outlined above, it was determined that the Company was aware that the impairment loss attributable to the intangibles transferred to Cytocom should be recorded in the accounts of Cytocom and that the financial statements had not been updated to reflect this allocation. The Company and the auditors also sought to understand the root cause of error and it was determined that timing during which the impairment charged was determined (i.e. just prior to filing) led to the incorrect draft financial statements being filed. Therefore, the conclusion of both management and the auditors was that since the error was clerical in nature the filing of an amended Form 10-K did not require the inclusion of a new Auditors’ report with a new date.

The second conference call was to discuss the wording used to describe the reason for the amendment. As noted above, it was determined that the error was a clerical one and that the explanatory note should be worded as such. Both the auditors and the Company provided input on how best to word the explanatory note so as to provide the public with the most meaningful information.

* * *

Ms. Breslin

July 13, 2016

The Company acknowledges that it is responsible for the adequacy and accuracy of disclosures in its filing. The Company further acknowledges that responses to staff comments do not foreclose the Commission from taking further action with regard to the Company’s filing and that the Commission does not view responses to staff comments as a defense in any proceeding initiated by the Commission or any other person.

Turner, Stone & Company, LLP reviewed this letter and agrees with the statements made insofar as it relates to their firm.

Please contact Gina Austin directly at 619-924-9600 with any further questions or clarification regarding the above.

Sincerely,

AUSTIN LEGAL GROUP, APC

/s/ Gina M. Austin, Esq.
Gina M. Austin, Esq.